Cann American Corp.

320 Santana Drive, #C

Cloverdale, California 95425

770-866-6250

January 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cann American Corp.
Request for Withdrawal of Amendment to Disclosure Statement on Form 1-A
Filed January 4, 2021
File No. 024-11101

To Whom It May Concern:

Pursuant to Securities and Exchange Commission (“SEC”) Rule 259, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cann American Corp., a Wyoming corporation (the “Company”), hereby respectfully requests that the SEC consent to the withdrawal of the Company’s Amendment to the Offering Statement on Form 1-A (File No. 024-11101), initially filed with the Commission on January 4, 2021. This application is being made due to the incorrect form being filed as what should have been filed was a Post-Qualification Amendment to Form 1-A.

The Company confirms that the amendment has not been deemed qualified by the SEC and no securities have been or will be issued or sold pursuant to the amendment. Furthermore, the Company principals have no reason to believe that the Offering Statement is the subject of any proceeding under SEC Rule 258.

Thank you for your assistance regarding this request. If you have any questions or require any further information, please feel free to contact Brian Higley, Esq. at (801) 634-1984 of Business Legal Advisors, LLC.

Sincerely,

Cann American Corp.

By: /s/ Jason Black
Name: Jason Black
Title: Chief Executive Officer